Exhibit 33.1
Report on Assessment of Compliance with Servicing Criteria
     1. Santander Consumer USA Inc. (the “Company”) is responsible for assessing compliance with the servicing criteria applicable to it under paragraph (d) of Item 1122 of Regulation AB as of and for the year ended December 31, 2007. The transactions covered by this report include privately and publicly issued auto loan asset-backed securities transactions issued after June 1, 2004 for which the Asserting Party acted as servicer involving auto loans (the “Platform”).
     2. The Company used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria except for the following criteria which the Asserting Party determined are not applicable to the activities performed by the Asserting Party with respect to the Platform: 1122(d)(2)(iii), 1122(d)(2)(vi), 1122 (d)(4)(ii), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), and 1122(d)(4)(xiii).
     3. The Company has complied, in all material respects, with the applicable servicing criteria as of and for the year ended December 31, 2007 with respect to the Platform taken as a whole, except for the following material noncompliance with Item 1122(d)(2)(i) and Item 1122(d)(3)(i)(A). For three months, payments on pool assets were not deposited into the appropriate custodial bank accounts within two business days of receipt in accordance with Item 1122(d)(2)(i). Monthly servicing certificates were not delivered to the Indenture Trustee in accordance with the timeframe set forth in the transaction agreements and in accordance with Item 1122(d)(3)(i)(A).
     4. Deloitte & Touche LLP, a registered public accounting firm, has issued an attestation report on the Company’s assessment of compliance with the applicable servicing criteria as of December 31, 2007 and for the year then ended.

March 31, 2008
SANTANDER CONSUMER USA INC.
By:	/s/ Jason Kulas
	Name:	Jason Kulas
	Title:	Chief Financial Officer